Mail Stop 3561

March 5, 2007

<u>Via U.S. Mail and Facsimile</u>

Brian D. Parrish
Chief Executive Officer
Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, New Mexico 88340

     RE: Inn of the Mountain Gods Resort and Casino.
         Form 10-K for the Fiscal Year Ended April 30, 2005
         Form 10-K for the Fiscal Year Ended April 30, 2006
         File No. 333-113140

Dear Mr. Parrish :

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Linda Cvrkel
          Branch Chief

Via facsimile: Lance Kintz, Chief Financial Officer
       Bob Keim, Esq.
       (816) 960-0041